EXHIBIT 12

HERSHEY FOODS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(Unaudited)

	For the Three Months Ended
	April 4, 2004	March 30, 2003
Earnings:
Income before income taxes	$168,470	$154,120
Add (deduct):
Interest on indebtedness	15,399	15,612
Portion of rents representative of the
interest factor (a)	2,354	3,906
Amortization of debt expense	112	112
Amortization of capitalized interest	918	962

Earnings as adjusted	$187,253	$174,712

Fixed Charges:
Interest on indebtedness	$15,399	$15,612
Portion of rents representative of the
interest factor (a)	2,354	3,906
Amortization of debt expense	112	112
Capitalized interest	1,238	626

Total fixed charges	$19,103	$20,256

Ratio of earnings to fixed charges	9.80	8.63

NOTE:

(a)	Portion of rents representative of the interest factor consists of all rental expense pertaining to operating leases used to finance the purchase or construction of warehouse and distribution facilities, and one-third of rental expense for other operating leases.